SUB-ITEM 77D:    POLICIES WITH RESPECT TO SECURITY INVESTMENTS

     Effective November 1, 2004, the registrant's Hussman Strategic Total Return Fund series may invest in the following types of securities:

o Convertible bonds, i.e., fixed income securities that are convertible at a stated price or rate within a specified period of time into a specified number of shares of common stock of the issuer;

o    Foreign currency  futures and related options;  and

o    Shares of real estate investment trusts ("REITs").

     The Hussman Strategic Total Return Fund will limit its aggregate investments in REITs and other "alternative" investments outside of the U.S. fixed-income market (including utility stocks, precious metals stocks and foreign government debt securities) to 30% of its net assets.